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                            September 21, 2023

       Brian Mitts
       President and Chief Financial Officer
       Vinebrook Homes Trust, Inc.
       300 Crescent Court, Suite 700
       Dallas, TX 75201

                                                        Re: Vinebrook Homes
Trust, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Response dated
December 23, 2022
                                                            From 10-K for the
fiscal year ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 000-56274

       Dear Brian Mitts:

              We have reviewed your December 23, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our December
       19, 2022 letter.

       From 10-K for the fiscal year ended December 31, 2022

       Net Asset Value ("NAV")
       NAV Determination, page 21

   1. We note from your disclosure included in footnote (2) to your table on page 23, which provides a breakdown of
the major components of your NAV per share amounts, that
                                                        you do not consider
NexPoint Homes to be a consolidated investment for purposes of calculating VineBrook's
NAV. Please explain to us in greater detail your basis for
                                                        making this
determination and how it impacts the major components of your NAV per share amounts.
 Brian Mitts
Vinebrook Homes Trust, Inc.
September 21, 2023
Page 2
Non-GAAP Measurements
Net Operating Income, page 79

2. We note that Net operating income ("NOI") includes an adjustment to remove Property general and administrative expenses. Please tell us in greater detail the nature of expenses included in this adjustment and why you believe it is appropriate to remove these expenses from your NOI measure.
FFO, Core FFO and AFFO, page 87

3. We note that FFO, Core FFO and AFFO attributable to common stockholders and NCI in the OP is only presented for the VineBrook reportable segment for the year ended
         December 31, 2022. Please explain to us why these measures are only presented for the
         Vinebrook reportable segment and not reconciled from consolidated net loss attributable to common stockholders consistent with prior years.
        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Isaac Esquivel,
Staff Accountant, at (202) 551-3395 with any questions.



FirstName LastNameBrian Mitts                                  Sincerely,
Comapany NameVinebrook Homes Trust, Inc.
                                                               Division of
Corporation Finance
September 21, 2023 Page 2                                      Office of Real
Estate & Construction
FirstName LastName